File No. 70-____

                          SECURITIES AND EXCHANGE COMMISSION
                                   Washington, D.C.

                                       FORM U-1

                              APPLICATION OR DECLARATION

                                        under

                                         the

                      PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                     ____________________________________________

                              National Fuel Gas Company
                                 10 Lafayette Square
                               Buffalo, New York  14203
                             (Registered Holding Company)

                        (Name of company filing this statement
                      and address of principal executive office)
                    _____________________________________________


Philip C. Ackerman         James R. Peterson, Esq.    Robert J. Reger, Jr., Esq.
Senior Vice President      Assistant Secretary        Reid & Priest LLP
National Fuel Gas Company  National Fuel Gas Company  40 West 57th Street
10 Lafayette Square        10 Lafayette Square        New York, New York 10019
Buffalo, New York  14203   Buffalo, New York 14203

                     (Names and addresses of agents for service)

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          Item 1.   Description of Proposed Transactions

                    National Fuel Gas Company ("National") is a public

          utility holding company registered under the Public Utility

          Holding Company Act of 1935 ("Act"), and is in the business of owning and holding all of the outstanding securities of twelve subsidiary companies.  The National Fuel Gas system is

          principally engaged in the natural gas business, including exploration, production, purchasing, marketing, gathering,

          transmission, storage and distribution.

               In December, 1997, the Board of Directors of National plans to adopt resolutions amending Article Fourth of National's

          Restated Certificate of Incorporation, as amended

          ("Certificate"), to (i) increase the number of authorized shares of Common Stock from 100,000,000 shares, $1.00 par value per share, to 200,000,000 shares, $1.00 par value per share, (ii) to eliminate National's existing 3,200,000 shares of authorized but unissued preferred stock, $25 par value per share, and all provisions related thereto, and (iii) authorize 10,000,000 shares, par value $1.00 per share, of a new class of preferred stock ("New Preferred Stock").  The primary purpose of these amendments is to increase National's financial flexibility.  To effect such amendments to the Certificate, the affirmative vote of a majority of the votes cast by the holders of the shares outstanding and entitled to vote on such amendments at National's

          Annual Meeting of Stockholders scheduled for February 26, 1998 will be necessary.  The exact language of the proposed amendments to effect such changes in the Certificate is set forth in

          Appendix A to the form of Proxy Statement included in the draft proxy materials filed herewith as Exhibit A-3.


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


               An increase in authorized common stock is proposed to insure that there will be sufficient authorized but unissued shares available for stock dividends and stock splits, for use in connection with possible acquisitions, for financing transactions and for other corporate purposes.  Other than with respect to shares of common stock reserved for issuance pursuant to

          National's Dividend Reinvestment Plan, Customer Stock Purchase

          Plan and certain long-term incentive and benefit plans,

          National's Board of Directors has no present plans with respect to the issuance of any material amount of additional shares of common stock.  However, the Company periodically reviews various transactions that could result in the issuance of additional shares of common stock.



               The Certificate provisions permitting the Board of Directors to issue New Preferred Stock from time to time would allow for such issuance in one or more series and with such powers,

          designations, preferences and relative, participating, optional or other special rights and qualifications as the Board of

          Directors may, in its discretion, subject to such powers,

          designations, preferences, rights and qualifications as are contained in the Certificate, determine, including, but not limited to, (i) the distinctive designation of such series and the number of shares to constitute such series; (ii) the

          dividends, if any, for such series; (iii) the circumstances and conditions, if any, under which holders of the shares of such series would be entitled to exercise voting rights including, for example, (a) whether the holders of the shares of such series would be entitled to elect directors of the Company (including whether such holders would be entitled, in the event of a default in the payment of dividends to such holders, to elect a majority of such directors), (b) whether the holders of the shares of such series would be entitled to vote upon any amendments to provisions of the Certificate relating to such series and (c)

          whether any such voting rights would be exercisable by such holders together with the voting rights of the holders of shares of Common Stock or by a separate class vote; (iv) the terms and conditions, if any, upon which shares of such stock may be converted into or exchanged for shares of stock of any other class or any other series of the same class or any other

          securities or assets (including the conversion or exchange price and including whether such conversion or exchange shall be at the election of the Company or the holders of such shares); (v) the right, if any, of the Company to redeem shares of such series and the terms and conditions of such redemption (including whether such redemption shall be at the election of the Company or the holders of such shares); (vi) the retirement or sinking fund provisions, if any, of shares of such series and the terms and provisions with respect thereto; (vii) the amount, if any, which the holders of the shares of such series shall be entitled to receive in case of a liquidation, dissolution, or winding-up of

          National; (viii) the limitations and restrictions, if any, upon the payment of dividends or the making of other distributions on,

          and upon the purchase, redemption, or other acquisition by

          National of, National common stock; and (ix) the conditions or restrictions, if any, upon the creation of indebtedness or upon the issuance of any additional stock of National.



               National believes that availability of the New Preferred

          Stock will give National necessary flexibility with respect to possible acquisitions, financing transactions and other general corporate purposes.  The New Preferred Stock would be available for issuance, on such terms as the Board of Directors determines,

          without further action by the stockholders


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


          unless such action is required by applicable law or stock

          exchange requirements.  National has no present plans, agreements or commitments for the issuance of the New Preferred Stock.

          National currently does not have any preferred stock outstanding.



               National requests an order pursuant to Rule 62(d)

          authorizing it to solicit proxies from its shareholders for the approval of the aforesaid proposed changes in the capital stock provisions of its Certificate.  Such proxies are being solicited by National's Board of Directors.  The cost of solicitation will be paid by National.  In addition to the use of the mails,

          proxies may be solicited on behalf of the directors personally,

          or by telephone or telecopy, by employees of National and its subsidiaries with no special compensation to these employees.

          Morrow & Co., Inc., has been retained to assist in the

          solicitation of proxies for an estimated fee of $7,500.



          ITEM 2.   FEES, COMMISSIONS AND EXPENSES

                    It is estimated that the expenses to be incurred by

          National in connection with the proposed transactions are as follows:


               Printing and mailing of proxy material       $115,000

               Expenses associated with the Annual
                    Meeting of Shareholders                 $ 63,000

               Fees and expenses of Chemical
                    Mellon Shareholder Services Inc.
                    Transfer Agent and Registrar            $ 15,000


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


               Morrow & Co., Inc., proxy
                    solicitation services fee               $  9,000

               Legal Fees (including New Jersey Counsel)    $ 35,000

               Miscellaneous out-of-pocket expenses         $ 13,000

                                                            $250,000
                                                            ========

          ITEM 3.   APPLICABLE STATUTORY PROVISIONS

                    Sections 6(a), 7 and 12(e) of the Act and Rules 62(d)

          and 65 are deemed applicable to the amendment of National's

          Certificate and the solicitation of proxies for the Annual

          Meeting of Shareholders in respect thereof.

                    To the extent that the proposed transactions are

          considered by the Commission to require authorization, approval or exemptions under any section of the Act or provision of the rules and regulations other than those specifically referred to herein, request for such authorization, approval or exemption is hereby made.



          ITEM 4.   REGULATORY APPROVAL

                    No State commission and no other Federal commission has

          jurisdiction over the proposed transactions.



          ITEM 5.   PROCEDURE

                    Pursuant to the provisions of Rule 62, the Commission

          is requested to issue an Order permitting the application or declaration to become effective on or before December 19, 1997 with respect to the solicitation of proxies from the holders of

          National's common stock, in order to allow National sufficient time for the preparation, printing and timely mailing of proxy


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


          solicitation materials for National's upcoming Annual Meeting of

          Stockholders.  The Commission is requested to issue another Order permitting the application or declaration to become effective on or before February 26, 1998, with respect to the amendment of the

          Certificate.

                    It is submitted that a recommended decision by a

          hearing or other responsible officer of the Commission is not needed with respect to the proposed transactions.  The Office of

          Public Utility Regulation of the Division of Investment

          Management may assist in the preparation of the Commission's decision.  There should be no waiting period between the issuance of the Commission's orders and the respective dates on which such orders are to become effective.



          ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS

                    The following exhibits are made a part of this

          statement:

               (a)  Exhibits
                    --------

                    A-1  Restated Certificate of
                         Incorporation (Incorporated by
                         reference to Exhibit 10-00, Form
                         10-K for fiscal year ended
                         September 30, 1991 in File No. 1-
                         3880; Exhibit EX-3(a), Form 10-K
                         for fiscal year ended September 30,
                         1992 in File No. 1-3880; Exhibit
                         3.1 to Form 10-K for fiscal year
                         ended September 30, 1995 in File
                         No. 1-3880; and Exhibit 3.2 to Form
                         10-K for fiscal year ended
                         September 30, 1995 in File No. 1-
                         3880).

                    A-2  Bylaws of National, as amended
                         through September 18, 1997.


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

                    A-3  Draft Proposals to be included in
                         Proxy Statement proposed to be used
                         in connection with the Annual
                         Meeting of Shareholders.

                   *F    Opinion of counsel.

                    H    Proposed notice and order filed pursuant to Rule
                         22(f).

               (b)  Financial Statements


                    Not applicable

          ____________________________

          *  To be filed by amendment.



          ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS

               The proposed transactions that are subject to the

          jurisdiction of this Commission have no environmental impact in and of themselves.  No federal agency has prepared or, to

          National's knowledge, is preparing an environmental impact statement with respect to such proposed transactions.

          SIGNATURE


               Pursuant to the requirements of the Public Utility Holding

          Company Act of 1935, the undersigned company has duly caused this application or declaration to be signed on its behalf by the undersigned thereunto duly authorized.



               NATIONAL FUEL GAS COMPANY

               By:  /s/ James R. Peterson
                    ---------------------
                    James R. Peterson
                    Assistant Secretary


          Date: December 4, 1997

                             EXHIBIT INDEX


              Exhibit            Description
              -------            -----------


                A-1      Restated Certificate of
                         Incorporation (Incorporated by
                         reference to Exhibit 10-00, Form
                         10-K for fiscal year ended
                         September 30, 1991 in File No. 1-
                         3880; Exhibit EX-3(a), Form 10-K
                         for fiscal year ended September 30,
                         1992 in File No. 1-3880; Exhibit
                         3.1 to Form 10-K for fiscal year
                         ended September 30, 1995 in File
                         No. 1-3880; and Exhibit 3.2 to Form
                         10-K for fiscal year ended
                         September 30, 1995 in File No. 1-
                         3880).

                A-2      Bylaws of National, as amended
                         through September 18, 1997.

                A-3      Draft Proposals to be included in
                         Proxy Statement proposed to be used
                         in connection with the Annual
                         Meeting of Shareholders.

               *F        Opinion of counsel.

                H        Proposed notice and order filed pursuant to Rule
                         22(f).

          ____________________________

          *  To be filed by amendment.